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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:   September 28, 2003
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  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     Raytech Corporation
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Full Name of Registrant

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Former Name if Applicable

     Suite 295, Four Corporate Drive
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Address of Principal Executive Office (Street and Number)

     Shelton, CT 06484
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR,
N-CSR,
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or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 /s/ John B. Devlin        203               925-8021
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       (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Raytech Corporation
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                  (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                        By
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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[for Part III, Narrative]

The registrant's Report on Form 10-Q for the thirteen-week-period September 28, 2003, cannot be filed timely and the reason for the untimely filing cannot be eliminated without incurring unreasonable effort and expense. The registrant is finalizing its accounting related to recording a valuation allowance against its deferred income tax asset. Completion of this matter includes discussion of the matter with its Audit Committee and Board of Directors, which has not been possible to complete prior to the due date for the Report. After such discussion, time will be required to effect any changes to the financial statements and text contained in the Report and this delay cannot be eliminated without unreasonable effort or expense.

[for Part IV, Other Information, (3)]

The anticipated change in operating results in the thirteen-week-period ended September 28, 2003 as compared with the thirteen-week-period ended September 29, 2002 was driven by the Company continuing to experience a decline in the profitability of its domestic Wet Friction segment, including the effect of an environmental remediation charge, and recognition of a valuation allowance on its deferred tax asset. These result in an expected loss for the period of $17.1 million compared with a loss of $3.2 million for the thirteen-week-period ended September 29, 2002.